UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

				FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF
THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:  AMASSE CAPITAL LLC

Address of Principal Business Office (No. & Street, City, State,
Zip Code):

1066 OILIPUU PLACE, HONOLULU HAWAII 96825

Telephone Number (including area code):   808 395 7033

Name and address of agent for service of process:

SYED K. QADRI, 1066 OILIPUU PLACE, HONOLULU HAWAII 96825

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section
8(b) of the Investment Company Act of 1940 concurrently with the
filing of Form N-8A:  Yes [ ]          No[X]



FORM N-8A

Item 1. Exact name of registrant.

AMASSE CAPITAL LLC

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

HAWAII.
07/11/2004

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

LIMITED LIABILITY COMPANY.

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

MANAGEMENT COMPANY.

Item 5. If registrant is a management company:
(a) state whether registrant is a closed-end company or an open-end company;

CLOSED-END.

(b) state whether registrant is registering as a diversified company or a non-diversified company (read Instruction 4(i) carefully before replying).

NON-DIVERSIFIED.

Item 6. Name and address of each investment adviser of registrant.

NOT APPLICABLE.

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

i)  SYED TAHIR QADRI; 6039 ERINBLAIR LOOP, HAYMARKET, VA 20169.
ii)  SYED KHURRAM QADRI; 6039 ERINBLAIR LOOP, HAYMARKET, VA 20169.
iii) SYED KHAWAR QADRI; 1066 OILIPUU PLACE, HONOLULU, HI 96825
iv) PATRICIA ROSZKOWSKI; 1066 OILIPUU PLACE, HONOLULU, HI 96825
v) MUSTAFA ABUELHIJA; 30-64 34TH ST. SUITE 4C, ASTORIA NY 11103
vi) JEFFREY N. GREENHUT; 6710 HAWAII KAI DRIVE HONOLULU, HI 96825
vii) ENVAR MIR 224 SULLIVAN ST. APT. D 31, NEW YORK, NY 10012
viii) RUBEN GONZALEZ CARRILLO; CAPTAIN HAYA 47/511 MADRID, SPAIN 28020 THREE VACANCIES ARE AVILABLE ON THE BOARD OF DIRECTORS

Item 8. If registrant is an unincorporated investment company not having a board of directors:

(a) state the name and address of each sponsor of registrant;

NOT APPLICABLE.

(b) state the name and address of each officer and director of each sponsor of registrant;

NOT APPLICABLE.

(c) state the name and address of each trustee and each custodian of registrant.

NOT APPLICABLE.

Item 9. (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

NO.

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

NOT APPLICABLE.

(c) If the answer to Item 9(a) is no and the answer to Item 9(b) is not applicable, state whether registrant presently proposes to make a public offering of its securities (yes or no).

NO.

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

NO.

(e) If the answer to Item 9(d) is yes, state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant s outstanding voting securities.

NOT APPLICABLE.

Item 10. State the current value of registrant s total assets.

ONE HUNDRED THOUSAND UNITED STATES DOLLARS ($100,000 USD)

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958
(yes or no).

NO.

Item 12. Attach as an exhibit a copy of the registrant s last regular periodic report to its security holders, if any.

NOT APPLICABLE.


				SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Honolulu and state of Hawaii on the 28th day of September 2005.

Amasse Capital LLC (Registrant)

By /s/ Syed K. Qadri
----------------------
Syed K. Qadri
President & CEO


By /s/ Jeffrey N. Greenhut
--------------------------
Jeffrey N. Greenhut
Executive Trade Director


Attest: /s/ Patricia M. Roszkowski
------------------------------
Patricia M. Roszkowski
Managing Director